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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Pride International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74153Q102

(CUSIP Number)

Anne E. Gold, Esq - First Reserve Corporation, One Lafayette Place   Greenwich, CT 06830 (203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74153Q102			Page 2 of 16

1.	Name of Reporting Person: First Reserve Corporation		I.R.S. Identification Nos. of above persons (entities only): 06-1210123

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,672,483

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,672,483

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,672,483

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 74153Q102			Page 3 of 16

1.	Name of Reporting Person: First Reserve Fund VII, Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1457408

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 281,978

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 281,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 281,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 4 of 16

1.	Name of Reporting Person: First Reserve Fund VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507364

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,347,235

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,347,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,347,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 2.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 5 of 16

1.	Name of Reporting Person: First Reserve GP VII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1520256

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 281,978

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 281,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 281,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 6 of 16

1.	Name of Reporting Person: First Reserve GP VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1507318

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,347,235

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,347,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,347,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 2.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 7 of 16

1.	Name of Reporting Person: First Reserve Fund IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,347,038

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,347,038

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,347,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 8 of 16

1.	Name of Reporting Person: First Reserve GP IX, L.P.		I.R.S. Identification Nos. of above persons (entities only): 91-208465 3

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,347,038

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,347,038

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,347,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 74153Q102			Page 9 of 16

1.	Name of Reporting Person: First Reserve GP IX, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-209254 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,347,038

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,347,038

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,347,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): CO

      This Amendment No. 9 (this “Amendment”) to the statement on Schedule 13D is filed by First Reserve Fund VII, Limited Partnership (“Fund VII”), First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve Fund IX, L.P. (“Fund IX”), First Reserve GP VII, L.P. (“GP VII”), First Reserve GP VIII, L.P. (“GP VIII”), First Reserve GP IX, L.P. (“GP IX”), First Reserve Corporation (“FRC”), and First Reserve GP IX, Inc. (“GP IX, Inc.”, collectively with Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, and FRC, the “Reporting Persons”). This Amendment amends the statement on Schedule 13D originally filed on July 26, 1999, by Fund VII, Fund VIII, GP VII, GP VIII, and FRC, and relates to the Common Stock, no par value per share (the “Common Stock”), of Pride International, Inc., a Delaware corporation (“Pride” or the “Company”). That Schedule 13D, as previously amended, is hereby further amended as set forth below.

Item 4. Purpose of the Transaction.

      The text of Item 4 is hereby amended by adding the following language:

      Between April 13, 2005 and April 22, 2005, the Reporting Persons sold an aggregate of 3,143,150 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. All of these shares were sold by the Reporting Persons through brokers’ transactions at a price of between $22.7299 and $23.9268 per share. Each of the sales on these dates is individually listed in Item 5(c) of this statement on Schedule 13D, as hereby amended. The sales of all of these shares were made pursuant to the provisions of Rule 10b5-1(c).

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

      The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:

Reporting Person	Shares Beneficially Owned		Percentage of Class (7)

Fund VII (1)	281,978	(2)	0.2%

GP VII (1)	281,978	(2)	0.2%

Fund VIII (1)	3,347,235	(3)	2.4%

GP VIII (1)	3,347,235	(3)	2.4%

First Reserve Corporation (1)	3,672,483	(4)	2.6%

Fund IX	2,347,038	(5)	1.7%

GP IX (6)	2,347,038	(5)	1.7%

GP IX, Inc. (6)	2,347,038	(5)	1.7%

Total for Reporting Persons	6,019,521		4.3%

      (1) GP VII is the general partner of Fund VII and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VII. GP VIII is the general partner of Fund VIII and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund VIII. First Reserve Corporation, as the general partner of GP VII and GP VIII, may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund VII, Fund VIII, GP VII and GP VIII.

      (2) Fund VIII, GP VIII, Fund IX, GP IX, and GP IX, Inc. each disclaim beneficial ownership of such shares.

      (3) Fund VII, GP VII, Fund IX, GP IX, and GP IX, Inc. each disclaim beneficial ownership of such shares.

      (4) Consists of (i) 3,629,213 shares of Common Stock held by First Reserve Corporation (through Fund VII, Fund VIII, GP VII and GP VIII) and (ii) 5,020 shares of restricted Common Stock and 38,250 shares of Common Stock underlying options issued to William E. Macaulay in his capacity as a director of the Company. First Reserve Corporation may be deemed to share dispositive and voting control over these shares. Each of Fund VII, Fund VIII, and Fund IX has an interest in a portion of the proceeds from the aforementioned shares of restricted Common Stock issued to William E. Macaulay in his capacity as a director of the Company. Other than that interest, Fund IX, GP IX, and GP IX, Inc. each disclaim beneficial ownership of all shares beneficially owned by First Reserve Corporation.

      (5) Fund VII, GP VII, Fund VIII, GP VIII, and First Reserve Corporation each disclaim beneficial ownership of such shares.

      (6) GP IX is the general partner of Fund IX and may be deemed to share beneficial ownership of the shares of Common Stock owned by Fund IX. GP IX, Inc. is the general partner of GP

IX and may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund IX and GP IX. First Reserve Corporation is the investment advisor to Fund IX.

      (7) The listed percentages for each Reporting Person other than First Reserve Corporation are based on the 139,498,315 shares of Common Stock outstanding on March 31, 2005 (the “Reported Figure”), as reported by the Company in its Proxy Statement for the 2005 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 8, 2005. The listed percentages for First Reserve Corporation and for the Reporting Persons in aggregate are based on 139,536,565 shares of Common Stock, consisting of the Reported Figure and the 38,250 shares of Common Stock underlying options that were issued to William Macaulay in his capacity as a director of the Company (and over which First Reserve Corporation may be deemed to share beneficial ownership).

      (b) Fund VII and Fund VIII share the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by them with their general partners, GP VII and GP VIII, respectively, each of whom, in turn, shares voting and dispositive power with its general partner, First Reserve Corporation. Fund IX shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held by it with its general partner, GP IX, which, in turn, shares voting and dispositive power with its general partner, GP IX, Inc.

      (c) Since March 31, 2005, the date of the last amendment to this schedule 13D filed by the Reporting Persons, the following transactions were effected:

Reporting Person	Date of Sale	Number of Shares Sold	Price per Share	Transaction
Fund VII	April 13, 2005	14,620	$23.9268	Sale of common stock
Fund VIII	April 13, 2005	173,543	$23.9268	Sale of common stock
Fund IX	April 13, 2005	121,687	$23.9268	Sale of common stock
Fund VII	April 14, 2005	9,522	$23.6375	Sale of common stock
Fund VIII	April 14, 2005	113,026	$23.6375	Sale of common stock
Fund IX	April 14, 2005	79,252	$23.6375	Sale of common stock
Fund VII	April 15, 2005	4,964	$22.7406	Sale of common stock
Fund VIII	April 15, 2005	58,921	$22.7406	Sale of common stock
Fund IX	April 15, 2005	41,315	$22.7406	Sale of common stock
Fund VII	April 18, 2005	6,558	$22.7299	Sale of common stock
Fund VIII	April 18, 2005	77,853	$22.7299	Sale of common stock
Fund IX	April 18, 2005	54,589	$22.7299	Sale of common stock
Fund VII	April 19, 2005	13,400	$23.0120	Sale of common stock
Fund VIII	April 19, 2005	159,065	$23.0120	Sale of common stock
Fund IX	April 19, 2005	111,535	$23.0120	Sale of common stock
Fund VII	April 20, 2005	3,081	$23.2391	Sale of common stock
Fund VIII	April 20, 2005	36,574	$23.2391	Sale of common stock
Fund IX	April 20, 2005	25,645	$23.2391	Sale of common stock
Fund VII	April 21, 2005	33,967	$23.1432	Sale of common stock
Fund VIII	April 21, 2005	403,208	$23.1432	Sale of common stock
Fund IX	April 21, 2005	282,725	$23.1432	Sale of common stock
Fund VII	April 22, 2005	62,192	$23.4143	Sale of common stock
Fund VIII	April 22, 2005	738,254	$23.4143	Sale of common stock
Fund IX	April 22, 2005	517,654	$23.4143	Sale of common stock
Total shares sold by Reporting Persons in past 60 days		3,143,150

      (d) To the best knowledge of each Reporting Person, except for the other Reporting Persons that share beneficial ownership of the shares held by such Reporting Person (as disclosed in this Item 5), no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by such Reporting Person.

      (e) Following the sales by the Reporting Persons on April 22, 2005, the Reporting Persons in the aggregate held less than 5% of the Common Stock.

Item 7. Exhibits.

Exhibit A. Joint Filing Agreement dated March 5, 2002, by and between First Reserve Fund VII, Limited Partnership; First Reserve Fund VIII, L.P.; First Reserve Fund IX, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII, L.P.; First Reserve GP IX, L.P.; First Reserve Corporation and First Reserve GP IX, Inc., filed on March 5, 2002 as Exhibit A to Amendment No. 4 to this Schedule 13D, and incorporated herein by reference as Exhibit A to this Amendment No. 9.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      Dated: April 26, 2005.

FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

By:	First Reserve GP VII, L.P., its General Partner
	By:	First Reserve Corporation, its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE FUND VIII, L.P.

By:	First Reserve GP VIII, L.P., its General Partner,
	By:	First Reserve Corporation, its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE FUND IX, L.P.

By:	First Reserve GP IX, L.P., its General Partner,
	By:	First Reserve GP IX, Inc., its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	Assistant Secretary

FIRST RESERVE GP VII, L.P.

By:	First Reserve Corporation, its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE GP VIII, L.P.

By:	First Reserve Corporation, its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE GP IX, L.P.

By:	First Reserve GP IX, Inc., its General Partner

	By:	/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	Assistant Secretary

FIRST RESERVE CORPORATION

By:		/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	General Counsel and Assistant Secretary

FIRST RESERVE GP IX, INC.

By:		/s/ Anne E. Gold

	Name:	Anne E. Gold
	Title:	Assistant Secretary